                                             As filed pursuant to Rule 424(b)(3)
                                                     Registration No: 333-70500

PROSPECTUS

                                  $180,000,000

                                   RESMED INC.

                   4% CONVERTIBLE SUBORDINATED NOTES DUE 2006
          SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     In June and July, 2001, we issued and sold $180,000,000 aggregate principal amount of our 4% Convertible Subordinated Notes Due 2006 in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes. Interest on the notes is payable in arrears on June 20 and December 20 of each year, beginning on December 20, 2001. The notes mature on June 20, 2006 unless earlier converted or redeemed. The notes are general unsecured indebtedness and are subordinated to all of our existing and future senior indebtedness. The indenture governing the notes does not limit the incurrence by us or our subsidiaries of senior indebtedness or other indebtedness.

     The notes are convertible, at the option of the holder, at any time on or prior to maturity, into shares of common stock of ResMed Inc. The notes are convertible at a conversion price of $60.60 per share, which is equal to a conversion rate of 16.5017 shares per $1,000 principal amount of notes, subject to adjustment. Our common stock is traded on the New York Stock Exchange under the symbol "RMD." On September 27, 2001, the last reported sale price of the common stock on the New York Stock Exchange was $52.10 per share.

     We may redeem some or all of the notes at any time before June 20, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. Upon any such provisional redemption, we will make an additional payment in cash equal to $166.67 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the provisional redemption date.

     We may also redeem some or all of the notes at any time on or after June 22, 2004 at the redemption prices set forth in this prospectus, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the optional redemption notice.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses as set forth in the registration rights agreement.

     INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 9, 2001.

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                                TABLE OF CONTENTS

SUMMARY ...................................................................   3
RISK FACTORS ..............................................................   5
FORWARD-LOOKING STATEMENTS ................................................  12
INCORPORATION BY REFERENCE ................................................  12
RATIO OF EARNINGS TO FIXED CHARGES ........................................  13
USE OF PROCEEDS ...........................................................  13
PRICE RANGE OF COMMON STOCK ...............................................  13
DIVIDEND POLICY ...........................................................  13
DESCRIPTION OF NOTES ......................................................  14
DESCRIPTION OF CAPITAL STOCK ..............................................  28
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ...........................  30
SELLING SECURITYHOLDERS ...................................................  35
PLAN OF DISTRIBUTION ......................................................  37
LEGAL MATTERS .............................................................  38
EXPERTS ...................................................................  38
WHERE YOU CAN FIND MORE INFORMATION .......................................  39

                                ________________

     Sullivan, VPAP, Autoset, Bubble Mask, Bubble Cushion, SmartStart, ResCap, Mirage, HumidAire, Aero-Click, minni Max nCPAP, Moritz II biLEVEL, Aero-Fix, Twister remote, SELFSET, MESAMIV; Poly-MESAM, MEPAL, Auto VPAP, AutoSet.com, AutoSet -- CS.com, ResMed, AutoScan, AutoSet CS, AutoSet T, AutoView, IPAP MAX, ResControl, SCAN, S6, Ultra Mirage, and VPAP MAX are our trademarks.

                                ________________

     As used in this prospectus, the terms "we", "us" and "our" refer to ResMed Inc., a Delaware corporation, and its subsidiaries unless otherwise stated.

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this prospectus. For presentation purposes, references made to any fiscal year relate to the fiscal year ending June 30 of such year.

The Company

         We are a leading developer, manufacturer and distributor of medical equipment for treating, diagnosing, and managing sleep disordered breathing, or SDB. SDB includes obstructive sleep apnea, or OSA, and other related respiratory disorders that occur during sleep. Nasal Continuous Positive Airway Pressure, or CPAP, developed by Dr. Colin Sullivan, was the first successful noninvasive treatment for OSA. CPAP systems deliver pressurized air, typically through a nasal mask, to prevent collapse of the upper airway during sleep. CPAP is not a cure, but a therapy for managing OSA, and therefore, must be used on a daily basis as long as therapy is required.

         Since the development of nasal CPAP, we have developed a number of innovative products for SDB, including flow generators, diagnostic products, mask systems, headgear and other accessories. Our growth has been fueled by a productive research and product development effort, geographic expansion and increased awareness of SDB as a significant health concern among physicians and patients. In February 2001, we acquired MAP Medizin-Technologie GmbH, or MAP. MAP is a leading German designer, manufacturer and distributor of medical devices for the diagnosis and treatment of SDB, with a particular focus on OSA. This acquisition enhances our position in Europe, particularly in Germany, the second largest market worldwide for OSA products.

         We employ over 950 people and sell our products in over 60 countries through a combination of wholly owned subsidiaries and independent distributors.

The Offering


Notes offered ..............      $180,000,000 aggregate principal amount of 4%
                                  convertible subordinated notes due 2006.

Maturity ...................      June 20, 2006.

Interest ...................      4% per year on the principal amount, payable
                                  semiannually on June 20 and December 20, beginning on December 20, 2001.

Conversion rights ..........      The notes are convertible, at the option of
                                  the holder, at any time on or prior to
                                  maturity into shares of our common stock at a conversion price of $60.60 per share, which is equal to a conversion rate of 16.5017 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. See
                                  "Description of Notes -- Conversion Rights."

Ranking ....................      The notes will be unsecured and subordinated
                                  to all of our existing and future senior indebtedness (as defined) and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. At August 31, 2001, we had no senior indebtedness outstanding. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior indebtedness, holders of the notes will not receive any payment until holders of the senior indebtedness have been paid in full. The indenture does not limit the incurrence by us or our subsidiaries of senior indebtedness or other obligations.

                                  We are structured as a holding company and we conduct all of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. At August 31, 2001, our subsidiaries had aggregate liabilities of approximately $42.6 million, excluding both the intercompany indebtedness and the debt related to the notes.

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Provisional redemption .....      We may redeem the notes, in whole or in part,
                                  at any time before June 20, 2004 at a
                                  redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the date of the provisional redemption if (i) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date.

                                  Upon any provisional redemption, we will make an additional "make-whole" payment in cash with respect to the notes called for redemption in an amount equal to $166.67 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the provisional redemption date. We are obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date. See "Description of Notes -- Provisional Redemption."

Optional redemption ........      We may redeem the notes, in whole or in part,
                                  on or after June 22, 2004 at the redemption prices listed in this prospectus, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least
                                  20 trading days within a period of 30
                                  consecutive trading days ending on the trading day before the date of mailing of the optional redemption notice. See "Description of Notes
                                  -- Optional Redemption by ResMed."

Change of control ..........      Upon a change of control, each holder of the
                                  notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We may, at our option, instead of paying the change of control purchase price in cash, pay it in shares of our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date we are required to repurchase the notes. We cannot pay the change of control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes will be issued. See "Description of Notes-- Repurchase at Option of Holders Upon a
                                  Change of Control."

DTC eligibility ............      The notes were issued in fully registered
                                  form. The notes are represented by one or more global notes, deposited with a trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global notes are effected only through records maintained by DTC and its participants. See
                                  "Description of Notes -- Global Notes,
                                  Book-Entry Form."

Use of proceeds ............      We will not receive any of the proceeds from
                                  the sale of the notes or the common stock issuable upon conversion of the notes offered by this prospectus.

Trading ....................      The notes sold to qualified institutional
                                  buyers are eligible for trading in the PORTAL market; however, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. We do not intend to list the notes on any national securities exchange or the Nasdaq National Market. Our common stock is quoted on the New York Stock Exchange, or the NYSE, under the symbol "RMD." Our common stock also trades indirectly on the Australian
                                  Stock Exchange as Chess Units of Foreign
                                  Securities, or CUFS; ten CUFS represent one share of our own common stock.

Risk factors ...............      See "Risk Factors" and other information in
                                  this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes or the common stock issuable upon conversion of the notes.

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                                  RISK FACTORS

         An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase the notes or our common stock. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business or the trading price of our notes and our common stock.

Our inability to compete successfully in our markets may harm our business.

         The markets for our SDB products are highly competitive and are characterized by frequent product improvements and evolving technology. Our ability to compete successfully depends, in part, on our ability to develop innovative new products and to be the first to market with those products. The development of innovative new products by our competitors or the discovery of alternative treatments or potential cures for the conditions that our products treat could result in our products becoming noncompetitive or obsolete.

         Additionally, some of our competitors have greater financial, research and development, manufacturing and marketing resources than we do. The past several years have seen a trend towards consolidation in the health care industry and in the markets for our products. Industry consolidation could result in greater competition if our competitors combine their resources or if our competitors are acquired by other companies with greater resources than ours. This competition could increase pressure on us to reduce the selling prices of our products or could cause us to increase our spending on research and development and sales and marketing. If we are unable to develop innovative new products, maintain competitive pricing, and offer products that consumers perceive to be as reliable as those of our competitors, our sales or gross margins could decrease which would harm our business.

Our business depends on our ability to market effectively to dealers of home health care products and sleep clinics.

         We market our products primarily to home health care dealers and to sleep clinics that diagnose OSA and other sleep disorders. We believe that home health care dealers and sleep clinics play a significant role in determining which brand of CPAP product a patient will use. For example, in the United States, when a physician at a sleep clinic prescribes the use of a CPAP product, the patient typically purchases the product from a home health care dealer. The physician may or may not prescribe a specific brand of CPAP product. If a specific brand is prescribed, we believe the brand prescribed depends upon the brand of CPAP product that is used in the sleep clinic. If a specific brand is not prescribed, the home health care dealer may recommend a specific brand. Occasionally, even if the physician prescribes a specific brand, a home health care dealer may substitute a competitive CPAP product for the patient. We have limited resources to market to the more than 2,000 U.S. sleep clinics and the more than 4,000 home health care dealer branch locations, most of which use, sell or recommend several brands of CPAP products. In addition, home health care dealers have experienced price pressures as government and third-party reimbursement have declined for home care products, and home health care dealers are requiring price discounts and longer periods of time to pay for products purchased from us. We cannot assure you that sleep clinic physicians will continue to prescribe our products, or that home health care dealers or patients will not substitute competing products when a prescription specifying our products has been written. The success of our business depends on our ability to market effectively to home health care dealers and sleep clinics and to ensure that our products are properly marketed and sold by these third parties.

         We intend to expand our marketing activities to target the population with a predisposition to SDB as well as primary care physicians and specialists. We cannot assure you that these marketing efforts will be successful in increasing awareness of our products.

If we are unable to support our continued growth, our business could suffer.

         We have experienced rapid and substantial growth. As we continue to grow, the complexity of our operations increases, placing greater demands on our management. Our ability to manage our growth effectively depends upon our ability to implement and improve our financial and management information systems on a timely basis and to effect other changes in our business. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, the failure to successfully replace or upgrade our management information systems, the failure to manage costs or our inability to respond effectively to growth or plan for future expansion could cause our growth to stop. If we fail to manage our growth, our business could suffer.

If we fail to integrate our recent acquisition in Germany with our operations, our business could suffer.

         On February 16, 2001, we acquired all of the outstanding shares of MAP located near Munich, Germany. We are currently in the process of integrating our operations with those of MAP. The integration requires significant efforts from each company. We may find it difficult to integrate the operations of MAP. MAP personnel may leave MAP because of the acquisition and MAP licensees, distributors or suppliers may terminate their arrangements with MAP, or demand amended terms to these arrangements. Additionally, our management may have their attention diverted while trying to integrate the two companies. This diversion or these difficulties in integration could have an adverse impact on us. If we are not able to successfully integrate the operations of MAP, we may not realize the anticipated benefits of the MAP acquisition.

We manufacture substantially all of our products outside the United States and sell a significant portion of our products in non-U.S. markets, subjecting us to various risks relating to international activities that could adversely affect our overall profitability.

         Sales outside North and Latin America accounted for approximately 48%, 46%, and 43% of our net revenues in fiscal years 2001, 2000 and 1999, respectively. As a result of the MAP acquisition, we expect that sales within these areas will account for over 50% of our net revenues in the foreseeable future. Our sales outside of North America and our operations in Europe, Australia and Asia are subject to several difficulties and risks that are separate and distinct from those we face in our domestic operations, including:

         .   fluctuations in currency exchange rates;

         .   tariffs and other trade barriers;

         .   compliance with foreign medical device manufacturing regulations;

         .   reduction in third party payor reimbursement for our products;

         .   inability to obtain import licenses;

         .   changes in trade policies and in domestic and foreign tax policies;

         .   possible changes in export or import restrictions; and

         . the modification or introduction of other governmental policies with potentially adverse effects.

Fluctuations in foreign currency exchange rates could result in declines in our reported sales and earnings.

         Since our international sales and a significant portion of our manufacturing costs are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. We had foreign currency transaction losses in recent periods and may have further losses in the future. We expect that international sales will continue to be a significant portion of our business and that a significant portion of our manufacturing costs will continue to be denominated in Australian dollars.

Government and private insurance plans may not reimburse patients for our products, which could result in reductions in sales or selling prices for our products.

         Our ability to sell our products depends in large part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health insurers and other organizations. These third party payors are increasingly challenging the prices charged for medical products and services. Therefore, even if a product is approved for marketing, we cannot assure you that reimbursement will be allowed for such product or that the reimbursement amount will be adequate or, if adequate, will not subsequently be reduced. For example, in some markets, such as Spain, France and Germany, government reimbursement is currently available for purchase or rental of our products but is subject to constraints such as price controls or unit sales limitations. In other markets, such as Australia and the United Kingdom, there is currently limited or no reimbursement for devices that treat sleep disordered breathing related respiratory conditions. Additionally, future legislation or regulation concerning the health care industry or third party or governmental coverage and reimbursement, particularly, legislation or regulation limiting consumers' reimbursement rights may harm our business. As we continue to develop new products, those products will generally not qualify for reimbursement, if at all, until they are approved for marketing.

         In the United States, we sell our products primarily to home health care dealers and to sleep clinics. We do not file claims and bill governmental programs and other third party payors directly for reimbursement for our products. However, we are still subject to laws and regulations relating to governmental reimbursement programs, particularly Medicaid and Medicare.

         In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The government has interpreted this law broadly to apply to the marketing and sales activities of manufacturers and distributors like us. Many states have adopted laws similar to the federal Anti-Kickback Law. We are also subject to other federal and state fraud laws applicable to payment from any third party payor. These laws prohibit persons from knowingly and willfully filing false claims or executing a scheme to defraud any healthcare benefit program, including private third party payors. These laws may apply to manufacturers and distributors who provide information on coverage, coding, and reimbursement of their products to persons who do bill third party payors. Any violation of these laws and regulations could result in civil and criminal penalties, including fines.

Complying with FDA and other regulations is an expensive and time consuming process, and any failure to comply could result in substantial penalties.

         We are subject to various federal, state, local and international regulations regarding the testing, manufacture, distribution, marketing, promotion, record keeping and reporting of our products. In particular, our failure to comply with FDA regulations could result in, among other things, recalls of our products, substantial fines and/or criminal charges against us and our employees.

Product sales, introductions or modifications may be delayed or canceled as a result of the FDA or similar foreign regulations, which could cause our sales to decline.

         Before we can market or sell a new medical device in the United States, we must obtain FDA clearance, which can be a lengthy and time consuming process. We generally receive clearance from the FDA to market our products in the United States under Section 510(k) of the Federal Food, Drug, and Cosmetic Act or our products are exempt from the 510(k) clearance process. We have modified some of our 510(k) approved products without submitting new 510(k) notices, which we do not believe were required. However, if the FDA disagrees with us and requires us to submit new 510(k) notifications for modifications to our existing products, we may be required to stop marketing the products while the FDA reviews the 510(k) notification. Any new product introduction or existing product modification could be subjected to a lengthier, more rigorous FDA examination process. For example, in certain cases we may need to conduct clinical trials of a new product prior to submitting a 510(k) notice. Additionally, we may be required to obtain premarket approvals for our products. The requirements of these more rigorous processes could delay product introductions and increase the costs associated with FDA compliance. Marketing and sale of our products outside the United States are also subject to regulatory clearances and approvals, and if we fail to obtain these regulatory approvals, our sales could suffer. We cannot assure you that any new products we develop will receive required regulatory approvals from U.S. or foreign regulatory agencies.

Off label marketing of our products could result in substantial penalties.

         Clearance under Section 510(k) only permits us to market our products for the uses indicated on the labeling cleared by the FDA. We may request additional label indications for our current products, and the FDA may deny those requests outright, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared products as a condition of clearance. If the FDA determines that we have marketed our products for off label use, we could be subject to fines, injunctions or other penalties.

Disruptions in the supply of components from our single source suppliers could result in a significant reduction in sales and profitability.

         We purchase uniquely configured components for our devices from single-source suppliers. We cannot assure you that a replacement supplier would be able to configure its components for our devices on a timely basis or, in the alternative, that we would be able to reconfigure our devices to integrate the replacement part. A reduction or stoppage in supply while a replacement supplier reconfigures its components, or while we reconfigure our components for the replacement part, would limit our ability to manufacture our devices, which could result in a significant reduction in sales and profitability. We cannot assure you that our inventories would be adequate to meet our production needs during any prolonged interruption of supply.

Our intellectual property may not protect our products, and our products may infringe on the intellectual property rights of third parties.

         We rely on a combination of patents, trade secrets and non-disclosure agreements to protect our intellectual property. Our success depends, in part, on our ability to obtain and maintain United States and foreign patent protection for our products, their uses and our processes to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. We have a number of pending patent applications, and we do not know whether any patents will issue from any of these applications. We do not know whether any of the claims in our issued patents or pending applications will provide us with any significant protection against competitive products or otherwise be commercially valuable. Legal standards regarding the validity of patents and the proper scope of their claims are still evolving, and there is no consistent law or policy regarding the valid breadth of claims. Additionally, there may be third party patents, patent applications and other intellectual property relevant to our products and technology which are not known to us and that block or compete with our products.

         We face the risks that:

         .   third parties will infringe our intellectual property rights;

         .   our non-disclosure agreements will be breached;

         .   we will not have adequate remedies for infringement;

         . our trade secrets will become known to or independently developed by our competitors; or

         . any third parties will be issued patents that may prevent the sale of our products or require us to license and pay fees or royalties in order for us to be able to market some of our products.

         We are currently engaged in litigation relating to the enforcement and defense of five of our patents. Additional litigation may be necessary to enforce patents issued to us, to protect our proprietary rights, or to defend third party claims that we have infringed upon proprietary rights of others. The defense and prosecution of patent claims, including these pending claims, as well as participation in other inter-party proceedings, can be expensive and time consuming, even in those instances in which the outcome is favorable to us. If the outcome of any litigation or proceeding brought against us were adverse, we could be subject to significant liabilities to third parties, could be required to obtain licenses from third parties or could be required to cease sales of the affected products. Additionally, the laws regarding the enforceability of patents vary from country to country, and we cannot assure you that any patent issues we face will be uniformly resolved, or that local laws will provide us with consistent rights and benefits.

We are subject to product liability claims that may exceed the scope and amount of our insurance coverage, which would expose us to liability for uninsured claims.

         We are subject to potential product liability claims as a result of the design, manufacture and marketing of medical devices. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates. In addition, we would have to pay any amount awarded by a court in excess of our policy limits. Our insurance policies have various exclusions, and thus we may be subject to a product liability claim for which we have no insurance coverage, in which case, we may have to pay the entire amount of any award. We cannot assure you that our insurance coverage will be adequate or that all claims brought against us will be covered by our insurance. Insurance varies in cost and can be difficult to obtain, and we cannot assure you that we will be able to obtain insurance in the future on terms acceptable to us or at all. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts, which could harm our business.

Our business could suffer if we lose the services of key members of our management.

         We are dependent upon the continued services of key members of our senior management and a limited number of key employees and consultants. The loss of the services of any one of these individuals could significantly disrupt our operations. Additionally, our future success will depend, among other factors, on our ability to continue to hire and retain the necessary qualified scientific, technical and managerial personnel. We compete for such personnel with numerous other companies, academic institutions and organizations.

Our quarterly operating results are subject to fluctuation for a variety of reasons.

     Our operating results have, from time to time, fluctuated on a quarterly basis and may be subject to similar fluctuations in the future. These fluctuations may result from a number of factors, including:

     .    the introduction of new products by us or our competitors;

     .    the geographic mix of product sales;

     .    the success of our marketing efforts in new regions;

     .    changes in third party reimbursement;

     .    timing of regulatory clearances and approvals;

     .    timing of orders by distributors;

     .    expenditures incurred for research and development;

     .    competitive pricing in different regions;

     .    seasonality;

     .    the cost and effect of promotional and marketing programs; and

     .    the effect of foreign currency transaction gains or losses.

We are subject to an ongoing tax audit, the results of which may require significant tax adjustments.

     We are subject to an ongoing audit of our tax returns for the years 1995 through 1998, which began in February 1998. The IRS may disagree with our tax positions on such returns, and if challenged by the IRS, our tax positions may not be sustained by the courts. As a result of these audits, we may be required to make certain tax adjustments and pay additional taxes and fines that may be significant and have a negative impact on our result of operations.

If a natural or man made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

     We manufacture a significant portion of our products in our facilities in Australia. These facilities and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead time to repair or replace. The facilities may be affected by natural or man made disasters and in the event it was affected by a disaster, we would be forced to rely on third party manufacturers. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Delaware law, provisions in our charter and our shareholder rights plan could make the acquisition of our company by another company more difficult.

     Provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management which might be beneficial to us or our securityholders. In particular, our board of directors is divided into three classes, serving for staggered three year terms. Because of this classification it will require at least two annual meetings to elect directors constituting a majority of our board of directors.

     Additionally, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. Under our stockholders rights plan, we have also issued purchase rights to the holders of our common stock that entitle those holders to purchase our Series A Junior Participating Preferred Stock at a discount, under certain circumstances. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

You may not be able to enforce the judgments of U.S. courts against some of our assets or officers and directors.

     A substantial portion of our assets are located outside the United States. Additionally, two of our six directors and three of our eight officers reside outside the United States, along with all or a substantial portion of the assets of these persons. As a result, it may not be possible for investors to enforce judgments of U.S. courts relating to any liabilities under this prospectus or the U.S. securities laws against our assets, those persons or their assets. In addition, we have been advised by our Australian counsel that some doubt exists as the ability of investors to pursue claims based on the contents of this prospectus or the U.S. securities laws against these assets or these persons in Australian courts.

The notes are subordinated to any existing and future senior debt.

     The notes are contractually subordinated in right of payment to our existing and future senior debt. As of August 31, 2001, we had no senior debt. The indenture does not limit the creation of additional senior debt (or any other indebtedness). Any significant additional senior debt incurred may harm our ability to service our debt, including the notes. Because of the subordination provisions, in the event of bankruptcy, insolvency, liquidation or dissolution, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the notes.

We are a holding company and we may not be able to meet our debt service obligations under the notes.

     ResMed Inc. is a holding company and we conduct all of our operations through our subsidiaries. Consequently ResMed Inc., the obligor under the notes, does not have any income from operations and does not expect to generate income from operations. As a result, our ability to meet our debt service obligations, including our obligations under the notes, substantially depends upon our subsidiaries' cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. Our subsidiaries' payment of dividends or making of loans, advances or other payments may be subject to regulatory or contractual restrictions or other limitations.

Because the notes are effectively subordinated to the debt and other liabilities of our subsidiaries, you may not receive a full payment on your notes.

     Because ResMed Inc. is a holding company, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. At August 31, 2001, our subsidiaries had aggregate liabilities of approximately $42.6 million, excluding both the intercompany indebtedness and the debt related to the notes. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization, and your resulting rights to participate in those assets, would be effectively subordinated to the claims of our subsidiaries' creditors. In addition, all of our intellectual property is held by or licensed through our subsidiaries and all of our real property is held by our subsidiaries.

Our stock price has been and may continue to be volatile.

     The trading price of our common stock has been and may continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including.

     .    quarterly variations in operating results;

     . changes in financial estimates and recommendations by securities analysts;

     .    changes in government regulation;

     . developments with respect to patents, proprietary rights or litigation;

     . the operating and stock price performance of other companies that investors may deem comparable to our company;

     . news reports relating to trends in our industry and the markets in which we operate;

     .    acquisitions and financings; and

     .    sales of blocks of stock by insiders.

     The majority of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the price of our common stock, regardless of our operating performance.

Our ability to repurchase notes, if required, may be limited.

     In certain circumstances, including a change of control, the holders of the notes may require us to repurchase some or all of the holder's notes. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, or the terms of other agreements relating to our senior debt. We may be required to refinance our senior debt in order to make such payments.

An active trading market for the notes may not develop.

     The notes are a new issue of securities for which there is currently no trading market. Although the notes that were sold to qualified institutional buyers pursuant to Rule 144A are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes.

Any rating of the notes may cause their trading price to fall.

     In the future, one or more rating agencies may rate the notes. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and other reports and statements filed by us from time to time with the Securities and Exchange Commission (collectively, "SEC Filings"), contain or may contain certain forward-looking statements and information that are based on the beliefs of our management as well as estimates and assumptions made by, and information currently available to our management. The words "believe," "expect," "anticipate," "estimate," "plan," "future" and other similar expressions generally identify forward-looking statements, including, in particular, statements regarding the development and approval of new products and product applications, market expansion and pending litigation. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on these forward-looking statements. Such forward-looking statements reflect the views of our management at the time such statements are made and are subject to a number of risks, uncertainties, estimates and assumptions, including, without limitation, in addition to those identified in the text surrounding such statements, those identified under "Risk Factors" and elsewhere in this prospectus and in the SEC Filings. In addition, important factors to consider in evaluating such forward-looking statements include changes or developments in social, economic, market, legal or regulatory circumstances, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, the actions or omissions of third parties, including suppliers, customers, competitors and governmental authorities, and various other factors. Should any one or more of these risks or uncertainties materialize, or the underlying estimates or assumptions prove incorrect, actual results may vary significantly from those expressed in such forward-looking statements, and there can be no assurance that the forward-looking statements contained in this prospectus and the SEC Filings will in fact occur.

                           INCORPORATION BY REFERENCE

     The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling securityholders sell all of the notes or the shares of common stock offered by this prospectus:

     . The descriptions of the common stock and the preferred share purchase rights contained in our Registration Statement on Form 8-A filed September 21, 1999; and

     . Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (including the portions of our Proxy Statement for our 2001 Annual Meeting of Stockholders that are incorporated therein by reference).

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and be a part hereof from the date of filing of such documents. Any statement herein or contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded. For example, the risks and uncertainties under the heading "Risk Factors" above may change or be modified by future filings, from time to time, as our business develops or changes and you should read those updated risk factors.

     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, ResMed Inc., 14040 Danielson Street, Poway, California 92064-6857 (telephone number (858) 746-2400).

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges is as follows:

                                 Year Ended June 30,
       2001             2000            1999              1998             1997
      14.7x            138.8x           92.4x            75.2x             50.9x


                                 USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded principally on the NYSE under the symbol "RMD" and on the Australian Stock Exchange as Chess Units of Foreign Securities, or CUFS. The following table sets forth for each period indicated, the high and low sale prices for the common stock as reported on the NYSE.

                                                              Common Stock
                                                                  Price
                                                            ----------------
                                                            High        Low
                                                            -----      -----
            Year Ended June 30, 2000
            Quarter ended September 30, 1999 ..........     17.19      11.82
            Quarter ended December 31, 1999 ...........     23.13      12.75
            Quarter ended March 31, 2000 ..............     39.62      20.34
            Quarter ended June 30, 2000 ...............     38.06      22.00

            Year Ended June 30, 2001
            Quarter ended September 30, 2000 ..........     38.38      24.63
            Quarter ended December 31, 2000 ...........     41.50      25.50
            Quarter ended March 31, 2001 ..............     47.00      36.65
            Quarter ended June 30, 2001 ...............     57.68      37.91

     On September 27, 2001, the last reported sale price for our common stock on the NYSE was $52.10. At September 7, 2001, there were approximately 95 holders of record of our common stock.

                                 DIVIDEND POLICY

     We have not paid any cash dividends on our common stock since prior to the initial public offering of our common stock and we do not currently intend to pay cash dividends in the foreseeable future. Management anticipates that all of our earnings and other cash resources, if any, will be retained for the operation and expansion of our business and for general corporate purposes.

                              DESCRIPTION OF NOTES

     The notes are issued under an indenture between us and American Stock Transfer & Trust Company, as trustee. The terms of the notes include those provided in the indenture and the registration rights agreement, which we entered into with the initial purchasers. A copy of the form of indenture and the registration rights agreement are available upon request. This section summarizes certain provisions of the notes, the indenture and the registration rights agreement. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. Terms not defined in this description have the meanings given to them in the indenture. Whenever particular portions of the indenture or the registration rights agreement are referred to, such provisions are incorporated herein by reference. In this section, the words "we," "us," "our" or "ResMed" do not include any current or future subsidiary of ResMed Inc.

General

     The notes represent general unsecured obligations of ResMed Inc. and are subordinated in right of payment to certain of our other obligations as described under "-- Subordination of Notes" below and convertible into our common stock as described under "-- Conversion Rights" below. The notes will be limited to $180,000,000 aggregate principal amount and will mature on June 20, 2006.

     The notes bear interest at the rate of 4% per year from June 20, 2001, or from the most recent date to which interest had been paid or provided for, subject to adjustment, upon the occurrence of a Reset Transaction. See "-- Interest Rate Adjustments" below. Interest will be payable semi-annually on June 20 and December 20, of each year, commencing December 20, 2001, to holders of record at the close of business on the preceding June 5 and December 5, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See "-- Form, Denomination and Registration."

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of Senior Indebtedness (as defined below under "-- Subordination of Notes") or any other indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of ResMed except to the extent described under "-- Interest Rate Adjustments" and under "-- Change of Control Permits Purchase of Notes at the Option of the Holder" below.

Interest Rate Adjustments

     If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

     A "Reset Transaction" means:

     . a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the notes are then convertible into is a party;

     .    a sale of all or substantially all the assets of that entity;

     .    a recapitalization of that common stock; or

     . a distribution described in clause (4) of the fourth paragraph under "--Conversion Rights" below,

after the effective date of which transaction or distribution the notes would be convertible into:

     . shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the notes) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

     . shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

     The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a note immediately after the later of:

     .    the public announcement of the Reset Transaction; or

     . the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average Trading Price of a note for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 4% per year.

     For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

     The "Trading Price" of a security on any date of determination means:

     . the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange ("NYSE") on that date;

     . if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

     . if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

     . if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

     . if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

     . if that security is not so quoted, the average of the last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

Conversion Rights

     The holders of the notes may, at any time on or prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at the conversion price of $60.60 per share, subject to adjustment as described below. Holders may convert the notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock.

     If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption, unless we default in the payment of the redemption price.

     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied. See "Notice to Investors."

         The initial conversion price will be adjusted for certain events, including:

         1. the issuance of our common stock as a dividend or distribution on our common stock;

         2. certain subdivisions and combinations of our common stock;

         3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

         4. the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to in clause (3) above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph below and dividends or distributions paid exclusively in cash);

         5. dividends or other distributions consisting exclusively of cash to all holders of our common stock (excluding any cash that is distributed upon a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the second succeeding paragraph hereof or as part of a distribution referred to in clause
(4) above) to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

         6. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer or exchange offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of that tender offer or exchange offer for which no adjustment have been made, exceeds 10% of our market capitalization on the expiration of such tender offer or exchange offer.

         In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

         No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

         In the case of:

         . any reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

         .    a consolidation, merger or combination involving us;

         . a sale or conveyance to another corporation of all or substantially all of our property and assets; or

         .    any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

         If a taxable distribution to holders of our common stock or transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "United States Federal Income Tax Considerations."

         We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such reduction. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "United States Federal Income Tax Considerations."

Provisional Redemption

         We may redeem the notes, in whole or in part, at any time prior to June 20, 2004, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the provisional redemption date if:

         . the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be at least 20 but not more than 60 days prior to the provisional redemption date); and

         . the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective for the 30 days following the provisional redemption date.

         Upon any provisional redemption, we will make an additional "make-whole" payment in cash with respect to the notes called for redemption to holders on the notice date in an amount equal to $166.67 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the provisional redemption date.

         WE WILL BE OBLIGATED TO MAKE THIS ADDITIONAL PAYMENT ON ALL NOTES CALLED FOR PROVISIONAL REDEMPTION, INCLUDING ANY NOTES CONVERTED AFTER THE NOTICE DATE AND BEFORE THE PROVISIONAL REDEMPTION DATE.

Optional Redemption by ResMed

         There is no sinking fund for the notes. On and after June 22, 2004, we will be entitled to redeem some or all of the notes on at least 30 but not more than 60 days' notice, at the redemption prices set out below, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the optional redemption notice. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

         The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.

                             Period                            Redemption Price
                             ------                            ----------------

             June 22, 2004 through June 19, 2005 ...............  101.6%
             Thereafter ........................................  100.8%

         If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of Holders Upon a Change of Control

         If a change of control (as defined below) occurs, each holder of notes will have the right to require us to repurchase all of such holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date of we give notice at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

         Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

         Within 30 days after the occurrence of a change of control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change of control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of notes must deliver, on or before the 30th day after the date of our notice of the change of control, written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

         Under the indenture, a "change of control" of ResMed will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

         . the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

         . our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

         1. any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

         2. any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

         . during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

         . we are liquidated or dissolved or our stockholders pass a resolution approving a plan of liquidation or dissolution.

         The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

         Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

         We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

         The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

         Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change in control could cause an event of default under or be prohibited or limited by, the terms of existing or future Senior Indebtedness. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future Senior Indebtedness. See "--Subordination of Notes" below.

Subordination of Notes

         The payment of principal of, premium, if any, and interest on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

         In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to ResMed or to its assets, or any liquidation, dissolution or other winding-up of ResMed, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of ResMed (except in connection with the consolidation or merger of ResMed or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirely upon the terms and conditions described under "-- Consolidation, Mergers and Sales of Assets" below), the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Senior Indebtedness, or provision shall be made for such payment in full, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of ResMed or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities")) on account of principal of, or premium, if any, or interest on the notes; and any payment or distribution of assets of ResMed of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of Permitted Junior Securities), by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any current payment or distribution to the holders of such Senior Indebtedness.

         No payment or distribution of any assets of ResMed of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of ResMed on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any default in payment (whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest on Designated Senior Indebtedness (as defined below) beyond any applicable grace period (a "Payment Default") until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents.

         No payment or distribution of any assets of ResMed of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of ResMed on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes for the period specified below (a "Payment Blockage Period") upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated (a "Non-Payment Default") and receipt by the trustee of written notice thereof from the trustee or other representative of holders of Designated Senior Indebtedness.

         The Payment Blockage Period will commence upon the date of receipt by the trustee of written notice from the trustee or such other representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:

         (1) 179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

         (2) the date on which such Non-Payment Default is cured, waived or ceases to exist;

         (3) the date on which such Designated Senior Indebtedness is discharged or paid in full; or

         (4) the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or ResMed from the trustee or such other representative initiating such Payment Blockage Period, after which ResMed will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

         In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then and in such event such payment shall be paid over and delivered by such trustee or holder to the trustee or any other representatives of holders of Senior Indebtedness, as their interest may appear, for application to Senior Indebtedness. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness.

         Failure by ResMed to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders of the notes will have the right to accelerate the maturity thereof. See "-- Events of Default."

         By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of ResMed, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes. Moreover, the notes will be structurally subordinated to the liabilities of subsidiaries of ResMed.

         "Designated Senior Indebtedness:" means:

         . all Senior Indebtedness under our existing revolving credit facility, as amended from time to time; and

         . any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of at least $20 million and that has been specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" of ResMed.

          "indebtedness" means, with respect to any person, without duplication:

          . all liabilities of such person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

          . all obligations of such person evidenced by bonds, notes, notes or other similar instruments;

          . indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business;

          .    all capitalized lease obligations of such person;

          . all obligations of such person under or in respect of interest rate agreements or currency agreements;

          . all indebtedness referred to in (but not excluded from) the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or with respect to property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

          . all guarantees by such person of indebtedness referred to in this definition or of any other person;

          . all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and

          . the present value of the obligation of such person as lessee for net rental payments (excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments) during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States.

          "Redeemable Capital Stock" means any class of our capital stock that, either by its terms, by the terms of any securities into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed (whether by sinking fund or otherwise) prior to the date that is 91 days after the final scheduled maturity of the notes or is redeemable at the option of the holder thereof at any time prior to such date, or is convertible into or exchangeable for debt securities at any time prior to such date (unless it is convertible or exchangeable solely at our option).

          "Senior Indebtedness" means:

          . all obligations of ResMed, now or hereafter existing, under or in respect of our existing revolving credit facility, as amended from time to time, and the documents and instruments executed in connection therewith, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against ResMed under bankruptcy law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law) and other amounts due in connection therewith (including, without limitation, any fees, premiums, expenses, reimbursement obligations with respect to letters of credit and indemnities), whether outstanding on the date of the indenture or thereafter created, incurred or assumed; and

          . the principal of, premium, if any, and interest on all other indebtedness of ResMed (other than the notes), whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the notes.

          Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

          .    indebtedness evidenced by the notes;

         . indebtedness of ResMed that by operation of law is subordinate to any general unsecured obligations of ResMed;

         . any liability for federal, state or local taxes or other taxes, owed or owing by ResMed;

         . accounts payable or other liabilities owed or owing by ResMed to trade creditors (including guarantees thereof or instruments evidencing such liabilities);

         . amounts owed by ResMed for compensation to employees or for services rendered to ResMed;

         . indebtedness of ResMed to any subsidiary or any other affiliate of ResMed or any of such affiliate's subsidiaries;

         .     capital stock of ResMed;

         . indebtedness evidenced by any guarantee of any indebtedness ranking equal or junior in right of payment to the notes; and

         . indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to ResMed.

         The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

         Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

         The indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

Event of Default

         Each of the following constitutes an event of default under the indenture:

         1. our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

         2. our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

         3. our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and failure that continues for ten days after such delivery date;

         4. our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

         5. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, recorded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

         6. certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

         7. our filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the Federal bankruptcy code.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

         If an event of default specified in clause (6) or clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above (the default not having been cured or waived as provided under "-- Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

         We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

         . the surviving corporation assumes all our obligations under the indenture and the notes;

         . at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         . an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Modifications and Waiver

         The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         .     adding to our covenants for the benefit of the holders of notes;

         .     surrendering any right or power conferred upon us;

         . providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         . providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

     . reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

     . complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     . making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

     . curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

     . adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting.

     However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

     . change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

     . reduce the principal amount of, or any premium, if any, or interest on (including the amount of liquidated damages), any note;

     . reduce the interest rate or interest (including any liquidated damages) on any note;

     . change the currency of payment of principle of, premium, if any, or interest in any note;

     . impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

     . except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

     . modify the subordination provisions of the notes in a manner adverse to the holders of notes; or

     . reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

     . all outstanding notes will become due and payable at their scheduled maturity within one year; or

     .    all outstanding notes are scheduled for redemption within one year;

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the notes.

Global Notes, Book-Entry Form

     The notes were initially offered and sold solely to (i) "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), or (ii) investors ("Regulation S Investors") who are not "United States persons" (as such term is defined under Regulation S under the Securities
Act) who acquire their notes in compliance with Regulation S. Except as noted below, all notes are evidenced by one or more global notes (each, a "global note"). Each global note is deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee.

     QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC or indirectly through organizations which are participants in DTC. QIBs who are not participants may beneficially own interests in global notes held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Regulation S Investors may hold their interests in a global note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or Clear-stream Banking, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and/or Clearstream Banking will hold interests in global notes on behalf of their participants through their respective depositaries, which in turn will hold the interests in global notes in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A., is acting initially as depositary for Clearstream Banking, and The Chase Manhattan Bank is acting initially as depositary for Euroclear.

     So long as Cede, as the nominee of DTC, is the registered owner of the global notes, Cede for all purposes will be considered the sole holder of the global notes. Except as provided below and except in certain limited circumstances as provided in the indenture, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered record holders thereof.

     Payment of interest on and the redemption price or repurchase price of a global note will be made to Cede, the nominee for DTC, as the registered owner of such global note by wire transfer of immediately available funds on each interest payment date or redemption date, as the case may be. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We have been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a global note, DTC's practice is to credit participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by such global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instruction to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of Euroclear or Clearstream Banking participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a global note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a global note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     Neither we nor the trustee (or any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or any of their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described below), only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by such global note as to which such participant or participants has or have given such direction.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant, either directly or indirectly.

     Certificated Notes. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive registered form in exchange for interests in the global notes.

     Certificated notes will also be issued in connection with transfers to us and to our affiliates.

     Restrictions on Transfer; Legends. The notes will be subject to certain transfer restrictions as described below under "Notice to Investors" and certificates evidencing the notes will bear a legend to such effect.

Governing Law

     The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

     American Stock Transfer & Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer & Trust Company is also the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provided banking and other services to us in the ordinary course of their business.

Registration Rights

     On June 20, 2001, we entered into a registration rights agreement with the initial purchasers that required us to file a registration statement relating to the notes and the common stock issuable upon conversion of the notes on or before October 1, 2001. We have filed the registration statement containing this prospectus to satisfy our obligations under the registration rights agreement. A holder who sells notes or common stock pursuant to the registration statement generally will be required to be named as a selling stockholder in this prospectus or a related prospectus supplement, to deliver a prospectus to the subsequent purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

     We are required to keep the registration statement effective until the earlier of (A) such date that is two years after the last date of original issuance of any of the notes; (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the U.S. Securities Act of 1933 or any successor rule thereto or otherwise; or (C) the sale pursuant to the shelf registration statement of all securities registered thereunder.

     We are permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period.

     The summary herein of provisions of registration rights agreement is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available upon request to us.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated certificate of incorporation and our restated by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the registration statement and which this prospectus is a part.

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.004 par value, and 2,000,000 shares of Preferred Stock, $0.01 par value and 250,000 shares of Series A Junior Participating Preferred Stock, $0.01 par value. At September 7, 2001, 31,870,060 shares of common stock only were issued and outstanding.

Common Stock

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated and issued or may designate and issue in the future.

Preferred Stock

     Our board of directors is authorized, without stockholder approval, but subject to any limitations prescribed by law, to issue up to 2,000,000 shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors.

Rights Plan

     On April 15, 1997, our board of directors declared a dividend of one preferred stock purchase right for each share of common stock, par value $0.004 per share, outstanding at the close of business on April 30, 1997, the record date. As long as the rights are attached to our common stock, we will issue one right (subject to adjustment) with each new share of common stock so that all shares of common stock will have attached rights. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $80.00 per one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in a rights agreement, dated as of April 23, 1997, as amended by a first amendment to rights agreement, dated as of March 19, 1999 and a second amended rights agreement dated as of January 23, 2001, as the same may be amended from time to time, between us and American Stock Transfer & Trust Company, as Rights Agent.

Delaware Law and Certain Charter and By-Law Provisions

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholders. Subject to certain exceptions an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Our restated certificate of incorporation and restated by-laws, as amended, provide for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Under the restated by-laws, any vacancy on the board of directors, except for a vacancy occurring as a result of the removal of directors without cause, may be filled by vote of a majority of directors then in office or may be filled by the stockholders. Any vacancy occurring as a result of the removal of a director by the stockholders without cause shall be filled by the stockholders. The classification of the board of directors and the limitation on


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

the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

     Our restated certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware (the "Delaware Corporation Law") relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware Corporation Law. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors.

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     This discussion is limited to holders who purchase notes upon their initial issuance at their "issue price" within the meaning of Section 1273 of the Internal Revenue Code of 1986, as amended, and who hold the notes and the common stock into which such notes are convertible as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

     .    banks;

     .    holders subject to the alternative minimum tax;

     .    tax-exempt organizations;

     .    insurance companies;

     . foreign persons or entities (except to the extent specifically set forth below);

     .    dealers in securities or currencies;

     . persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

     . persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

     For  purposes of this summary, a "U.S. holder" means:

     1.   an individual citizen or resident of the United States;

     2. a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

     3. an estate, the income of which is subject to United States federal income taxation regardless its source; or

     4. a trust that (i) is subject to the primary supervision of a United States court and the control of one or more United States persons or
          (ii) has elected to be treated as a United States person under applicable Treasury Regulations.

In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold notes or common stock should consult their tax advisors.

Taxation of Interest.

         You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Sale, Exchange or Redemption of the Notes.

       Upon the sale, exchange (other than a conversion) or redemption of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a maximum tax rate of 20%. The deductibility of capital losses is subject to limitations.

Liquidated Damages.

       If we fail to register the notes with the SEC on a shelf registration statement to permit you to resell your notes, we will be required to pay you liquidated damages, as described above under "Description of Notes -- Registration Rights." We intend to take the position for United States federal income tax purposes that any payments of liquidated damages should be taxable to you as additional interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a "remote" or "incidental" contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of liquidated damages.

       If we do fail to file a registration statement, you should consult your tax advisors concerning the appropriate tax treatment of the payment of liquidated damages with respect to the notes.

Conversion of the Notes.

       You generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

       Cash received in lieu of a fractional share of our common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, you will generally recognize capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share) upon the receipt of cash in lieu of a fractional share of common stock.

Dividends.

       Distributions, if any, made on our common stock after a conversion generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

       Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to you.

Sale, Exchange or Redemption of Common Stock.

       Upon the sale, exchange or redemption of common stock you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. Your basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.

       Backup withholding of United States federal income tax may apply to payments pursuant to the terms of a note or common stock if you are a U.S. holder and not an "exempt recipient" and if you fail to provide certain identifying information (such as your TIN) in the manner required. Generally, individuals are not exempt recipients. Corporations are exempt recipients, whereas other entities may be exempt recipients. Payments made in respect of a note or common stock must be reported to the Internal Revenue Service, unless you are an exempt recipient or otherwise establish an exemption. Any amount withheld from a payment to you under the backup withholding rules is allowable as a refund or credit against your United States federal income tax, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

       For purposes of this discussion, a "non-U.S. holder" means a holder that is not a U.S. holder. In general, subject to the discussion below concerning backup withholding:

Taxation of Interest.

       If interest on the notes is not effectively connected with your conduct of a trade or business in the United States, payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to United States income or withholding tax, provided that, in the case of interest:

       1. you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

       2. such non-U.S. holder is not a "controlled foreign corporation" with respect to which we are a "related person;"

       3. you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

       4.  certain certification requirements are satisfied.

       To satisfy the certification requirements referred to in (4) above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner's name and address, and United States taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on Internal Revenue Service Form W-8BEN or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

       1.  the certification described above be provided by the partners; and

       2. the partnership provide certain information, including a United States taxpayer identification number.

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


       Further, a look-through rule will apply in the case of tiered partnerships. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

       Interest on notes not excluded from United States withholding tax as described above generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax (and you provide the appropriate certification) or if interest on the note is effectively connected with your conduct of a trade or business in the United States, which is described more fully below.

Sale, Exchange or Redemption of the Notes or Common Stock.

       You will not be required to pay United States federal income tax on gains realized on the sale, exchange or redemption of such note or common stock (except with respect to accrued and unpaid interest, which would be taxable as described above) unless:

       1. you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met;

       2. such gain is effectively connected with your conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by you;

       3. you are subject to provisions in the Internal Revenue Code applicable to certain United States expatriates; or

       4. in the case of common stock held by you, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or period that you held our common stock. We do not believe that we are currently, and do not anticipate becoming, a United States real property corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, less than five percent of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes.

       You generally should not be required to pay United States federal income tax on the conversion of a note into common stock. To the extent you receive cash in lieu of a fractional share of common stock upon conversion, you may be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See "Non-U.S. Holders -- Sale, Exchange or Redemption of the Notes or Common Stock" above.

Dividends.

       Distributions on common stock after conversion will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the conduct of a trade or business in the United States, which is more fully described below.

       The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to you. See "U.S. Holders -- Dividends" above. In such case, the deemed distribution would be subject to the rules described above regarding United States withholding tax on dividends.

Income or Gains Effectively Connected With A United States Trade or Business.

       If you are engaged in a trade or business in the United States and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by you in the United States), you, although exempt from United States withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be required to pay United States federal income tax on such interest, dividends or gain on a net income basis in the same manner as if you were a U.S. holder. In lieu of the certificate described above, you would be required, under currently effective Treasury Regulations, to provide us with a properly executed Internal Revenue Service Form W-8ECI or successor form in order to claim an exemption from United States withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable United States income tax treaty) of a portion of your effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax.

       A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) generally will not be subject to United States federal estate tax if, at the time of the individual's death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting.

       The amount of interest paid to you on the note and the amount of tax withheld, if any, will generally be reported to you and the Internal Revenue Service. You will generally not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States person and you have made appropriate certifications as to your foreign status, or you otherwise establish an exemption.

       You will generally not be subject to backup withholding or information reporting with respect to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury Regulations), provided that such broker:

       . derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

       . is not a controlled foreign corporation for United States federal income tax purposes, and

       . is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

       Subject to the discussion in the preceding paragraph, you will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of a note effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. You will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a note effected by the United States office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

       Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

         THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

         The notes were originally issued by ResMed and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or to be non-U.S. persons outside the United States. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

         The following table sets forth information, as of September 27, 2001, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $180,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on a conversion price of $60.60 per share of common stock and a cash payment in lieu of any fractional share. No selling securityholder named in the table below beneficially owns one percent or more of our common stock, based on 31,870,060 shares of common stock outstanding on September 7, 2001. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible at a conversion price of $60.60 per share.

                                                 Principal Amount
                                                     of Notes                             Common Stock
                                                   Beneficially                               Owned
                                                       Owned          Percentage of        Prior to the     Common Stock
Name                                             and Offered Hereby  Notes Outstanding       Offering      Offered Hereby
----                                             ------------------  -----------------   ----------------  --------------
AIG SoundShore Opportunity Holding Fund Ltd.     $     1,200,000            *                  19,801         19,801
AIG SoundShore Strategic Holding Fund Ltd.               800,000            *                  13,201         13,201
Argent Classic Convertible Arbitrage Fund
     (Bermuda) Ltd.                                    1,500,000            *                  24,752         24,752
Associated Electric & Gas Insurance Services             200,000            *                   3,300          3,300
     Limited
BNP Paribas Equity Strategies SNC                     31,169,000        17.32%                514,339        514,339
CALAMOS(R) Convertible Growth and Income Fund-
     CALAMOS(R) Investment Trust                       3,150,000         1.75%                 51,980         51,980
CALAMOS(R) Market Neutral Fund - CALAMOS(R)
     Investment Trust                                  5,800,000         3.22%                 95,709         95,709
Consulting Group Capital Market Funds                    510,000            *                   8,415          8,415
Cooper Neff Convertible Strategies Fund, L.P.          4,542,000         2.52%                 74,950         74,950
Grace Brothers, Ltd.                                     500,000            *                   8,250          8,250
Global Bermuda Limited Partnership                       700,000            *                  11,551         11,551
Lakeshore International Ltd.                           2,800,000         1.56%                 46,204         46,204
Leonardo, L.P.                                         8,500,000         4.72%                140,264        140,264
Lincoln National Convertible Securities Fund           1,500,000            *                  24,752         24,752
SG Cowen Securities Corp.                              2,000,000         1.11%                 33,003         33,003
Sturgeon Limited                                       2,053,000         1.14%                 33,877         33,877
TQA Master Plus Fund, Ltd.                             2,000,000         1.11%                 33,003         33,003
Tribeca Investments, L.L.C.                            9,500,000         5.28%                156,765        156,765
UBS AG London Branch                                  15,000,000         8.33%                247,524        247,524
Any other holder of notes or future transferee
     from any such holder                             86,576,000        48.11%              1,428,646      1,428,646
                                                 ===============       ======               =========      =========
     Total                                       $180,000,000.00       100.00%              2,970,286      2,970,286

*        Represents less than 1%


         None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with ResMed within the past three years.

         The initial purchasers purchased all of the notes from us in a private transaction in June 2001. All of the notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the shares for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

         Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at:

     .  fixed prices,

     .  prevailing market prices at the time of sale,

     .  prices related to the prevailing market prices,

     .  varying prices determined at the time of sale, or

     .  negotiated prices.

     These sales may be effected in transactions:

     . on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     .  in the over-the-counter market,

     . otherwise than on such exchanges or services or in the over-the-counter market,

     . through the writing of options, whether the options are listed on an options exchange or otherwise, or

     .  through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the NYSE. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(l1) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(l1) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

     A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     .  the specific notes or common stock to be offered and sold,

     .  the names of the selling securityholders,

     . the respective purchase prices and public offering prices and other material terms of the offering,

     . the names of any participating agents, broker-dealers or underwriters, and

     . any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and ResMed will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

                                  LEGAL MATTERS

     The validity of the issuance of the notes and the common stock issuable upon conversion of the notes will be passed upon for us by Latham & Watkins, Costa Mesa, California.

                                     EXPERTS

     The consolidated financial statements and schedule of ResMed Inc. and subsidiaries as of June 30, 2001 and 2000, and for each of the years in the three-year period ended June 30, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are also subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the NYSE. Consequently, reports and other information concerning us may also be inspected at the offices of The NYSE, 20 Broad Street, New York. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the SEC's Website (www.sec.gov).

     We have agreed that if, at any time that the notes or the common stock issuable upon conversion of the notes are "restricted securities" within the meaning of the Securities Act of 1933 and we are not subject to the information reporting requirements of the Securities Exchange Act of 1934, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

                                  $180,000,000

                                   RESMED INC.

                   4% CONVERTIBLE SUBORDINATED NOTES DUE 2006
          SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES



                                   PROSPECTUS






YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.